

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2021

Jeffrey S. Beebe
Chief Executive Officer
RealyInvest NNN, LLC
2000 PGA Blvd, Suite 4440
Palm Beach Gardens, FL 33408

>   **Re: RealyInvest NNN, LLC**
>   **Amendment No. 3 to**
>   **Offering Statement on Form 1-A**
>   **Filed March 2, 2021**
>   **File No. 024-11345**

Dear Mr. Beebe:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2021 letter.

Amendment No. 3 to Offering Statement on Form 1-A filed March 2, 2021

General

1.   We note your disclosure on page 60 that you intend to purchase a building upon completion of the offering. You have not identified a property and it appears that you do not intend to identify a property prior to the qualification of this offering statement. Therefore, it appears that all material information that investors would need to make an investment decision will not be included at the time of qualification and that the offering would be conducted on a delayed basis. Please revise your offering statement to identify a property or provide us with a detailed legal analysis as to why your offering is not a delayed offering.

Master Series Table, page 8

2.   As it does not appear that you have named the underlying properties to be acquired in your filing, please address the following:

- Please clarify for us and in your filing if you have identified any properties for potential acquisition.
- To the extent you have identified any properties, please tell us and revise your filing to disclose if you determined that such property acquisitions are probable or not probable. Within your response, provide a detailed analysis regarding your conclusion.
- To the extent you have identified any probable acquisitions, please tell us if any of the probable acquisitions have a rental history.
- To the extent such properties have a rental history, please tell us how you determined it was not necessary to provide financial statements and pro forma financial information. Reference is made to Part F/S of Form 1-A.

3.   We note your disclosure of Stated Yield Rate. Please address the following:

- Please tell us how you determined this terminology was appropriate. In your response, please clarify if Stated Yield Rate is a defined term of the security and tell us what consideration you gave to captioning this rate as distribution rate or dividend rate.
- Please tell us if you will populate this rate prior to qualification. To the extent you retain and populate this rate prior to qualification, we may have further comment.

You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction